Exhibit 99.2

Otonomo Technologies Ltd.

Interim Unaudited Condensed
Consolidated Financial Statements

As at March 31, 2023
(Unaudited)

Otonomo Technologies Ltd.
Index to Interim Condensed Consolidated Financial Statements as at March 31, 2023 (Unaudited)

Otonomo Technologies Ltd.
Interim Unaudited Condensed Consolidated Balance Sheets
(in USD thousands, except share and per share data)

	March 31 2023	December 31 2022
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	23,102	22,448
Short-term restricted cash	302	346
Short-term deposits	50,101	62,262
Marketable securities	56,264	55,587
Trade receivables, net	970	1,271
Other receivables and prepaid expenses	1,896	3,043
Total current assets	132,635	144,957

Non-current assets
Other long-term assets	391	606
Property and equipment, net	918	1,043
Operating lease right-of-use assets, net	1,792	2,040
Total non-current assets	3,101	3,689
Total assets	135,736	148,646

Liabilities and Shareholders’ Equity
Current liabilities
Account payables	5,310	1,020
Other payables and accrued expenses	6,548	10,958
Deferred revenue	186	216
Current portion of operating lease liabilities	653	729
Current portion of contingent consideration	2,292	165
Total current liabilities	14,989	13,088

Non-Current liabilities
Warrants for ordinary shares	160	155
Operating lease liabilities, less current portion	1,005	1,225
Contingent consideration, less current portion	—	746
Other non-current liabilities	—	4
Total non-current liabilities	1,165	2,130
Total liabilities	16,154	15,218

Shareholders’ equity:
Ordinary shares, no par value; 30,000,000 shares authorized as of March 31, 2023 and December 31, 2022; 9,572,577 and 9,458,682 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively;	—	—
Additional paid-in capital	372,515	370,412
Accumulated other comprehensive loss	(5,024)	(4,850)
Accumulated deficit	(247,909)	(232,134)
Total shareholders’ equity	119,582	133,428
Total liabilities and Shareholders’ Equity	135,736	148,646

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.
Interim Unaudited Condensed Consolidated Statements of Comprehensive Loss
(in USD thousands, except share and per share data)

	Three-month period ended March 31 2023	Three-month period ended March 31 2022
Revenues	1,839	1,031
Costs and operating expenses:
Cost of services	1,204	380
Cloud infrastructure	754	1,158
Research and development	3,550	4,727
Sales and marketing	4,642	4,410
General and administrative	7,344	5,022
Depreciation and amortization	87	455
Contingent consideration expense	1,381	—
Total costs and operating expenses	18,962	16,152
Operating loss	(17,123)	(15,121)
Financial income, net	1,374	1,027
Loss before income tax expense	(15,749)	(14,094)
Income tax expense	(26)	(8)
Net loss for the period	(15,775)	(14,102)
Net loss per share attributable to ordinary shareholders, basic and diluted	(1.66)	(1.59)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted *	9,495,046	8,850,445
Other comprehensive loss, net of taxes:
Foreign currency translation adjustments	(220)	—
Unrealized gains on available-for-sale marketable securities, net	46	—
Total comprehensive loss for the period	(15,949)	(14,102)

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.
Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(in USD thousands, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total equity
	Number of Shares	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands
Balance as of December 31, 2022	9,458,682	—	370,412	(232,134)	(4,850)	133,428
Issuance of shares in connection with exercise of share options	113,895	—	62	—	—	62
Share based compensation	—	—	2,041	—	—	2,041
Comprehensive loss	—	—	—	(15,775)	(174)	(15,949)
Balance as of March 31, 2023	9,572,577	—	372,515	(247,909)	(5,024)	119,582
Balance as of December 31, 2021	8,814,316		349,825	(101,062)	—	248,763
Shares issued related to the business acquisitions	6,563	—	—	—	—	—
Issuance of shares in connection with exercise of share options	56,281	—	83	—	—	83
Share based compensation	—	—	2,197	—	—	2,197
Comprehensive loss	—	—	—	(14,102)	—	(14,102)
Balance as of March 31, 2022	8,877,160	—	352,105	(115,164)	—	236,941

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.
Interim Unaudited Condensed Consolidated Statements of Cash Flows
(in USD thousands, except share and per share data)

	Three-month period ended March 31, 2023	Three-month period ended March 31, 2022
Cash flows from operating activities
Net loss	(15,775)	(14,102)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	87	455
Share based compensation	2,041	2,197
Revaluation of warrants	5	(884)
Contingent consideration expense	1,381	—
Foreign currency translation loss	114	(147)
Investments interest receivables, amortization, and accretion	(887)	—
Other	13	—
Changes in operating assets and liabilities:
Trade receivables, net	310	(7)
Other receivables and prepaid expenses	934	(64)
Other payables and accrued expenses	(4,439)	936
Account payables	4,285	280
Deferred revenue	(33)	(26)
Other assets and liabilities	165	(84)
Net cash used in operating activities	(11,799)	(11,446)
Cash flows from investing activities
Proceeds from sale of property and equipment	44	—
Purchases of property and equipment	(13)	(54)
Proceeds from short-term bank deposits, net	12,417	—
Net cash provided by (used in) investing activities	12,448	(54)
Cash flows from financing activities
Proceeds from exercise of share options	62	83
Net cash provided by financing activities	62	83
Foreign currency effect on cash and cash equivalents and short-term restricted cash	(101)	147
Net increase (decrease) in cash and cash equivalents and short-term restricted cash	610	(11,270)
Cash and cash equivalents and short-term restricted cash at the beginning of the period	22,794	208,079
Cash and cash equivalents and short-term restricted cash at the end of the period	23,404	196,809

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 1 – General

A.  Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, insurance carriers and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights.

On February 9, 2023, the Company and Urgent.ly Inc. (“Urgently”), a provider of digital roadside and mobility assistance technology and services, entered into a definitive agreement to merge pursuant to which the Company will become a wholly owned subsidiary of Urgently. Upon closing of the transaction, holders of the Company’s ordinary shares will receive common stock of Urgently. The Company’s shareholders and other equity holders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of the Company’s shareholders and the satisfaction of other customary closing conditions.

B.  During March 2023, the Company started the process of sunsetting part of its connected vehicle data services (“CVD services”), which include services relating to aggregate multi-layered data, standardized data and data blurred to remove identifiers. The sunsetting of CVD services resulted in a further workforce reduction. The process is expected to be finalized in the second quarter of 2023. The Company concluded that the services were not considered as a component according to ASC 205 and therefore were not considered as a discontinued operation.

C.  On August 3, 2023, the Company executed a 1-for-15 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”). As a result of the reverse share split, every 15 issued and outstanding Ordinary Shares were automatically converted into one Ordinary Share. The reverse share split is intended to increase the per share trading price of the Ordinary Shares to enable the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1). The reverse share split will also affect the Company’s outstanding options, warrants and restricted share units. As a result, all ordinary share, convertible preferred shares and options for ordinary shares, exercise price per share and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements. The number of Ordinary Shares underlying the warrants were adjusted retroactively for all periods presented in these financial statements as a result of the reverse share split. The number of options and restricted share units outstanding and the number of Ordinary Shares underlying the options and restricted share units were adjusted retroactively for all periods presented in these financial statements as a result of the reverse share split.

Note 2 – Summary of Significant Accounting Policies

A.	Basis of Preparation

The accompanying interim unaudited condensed consolidated financial statements included herein have been prepared by the Company in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements due to the permitted exclusion of certain disclosures for interim reporting. In management’s opinion, the interim financial data presented includes all adjustments necessary for a fair presentation. All intercompany accounts and transactions have been eliminated. Operating results for the three months ended March 31, 2023, are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2023.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022.

B.	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (cont’d)

As applicable to these consolidated financial statements, the most significant estimate relates to the fair value of contingent consideration.

A number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, including rising inflation and increasing interest rates. As a result, the accounting estimates and assumptions may change over time. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

C.	Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report for the year ended December 31, 2022.

D.	Foreign currencies

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830 “Foreign Currency Matters.” All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The functional currency of the Company’s United Kingdom subsidiary is the British Pound. Accordingly, the translation to U.S. dollars takes the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ equity (deficit) as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Note 3 – Segments

Otonomo operates its business and reports its financial results in two segments:

(a)
Connected Vehicles – connected vehicle data platform, which provides customers access to vehicle data and other value-added services (“Connected Vehicle”), complemented by Mobility Intelligence platform (“MI services”).

(b)	Insurance related Services – connected insurance technology to insurance carriers, comprised of The Floow acquired activity.

The chief operating decision maker (“CODM”) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

In Q1 2022, prior to the The Floow acquisition, Otonomo operated in one operating and reportable segment, the Connected Vehicles segment, therefore corresponding information for earlier periods is not applicable.

Otonomo’s CODM does not regularly review asset information by reportable segment and, therefore, Otonomo does not report asset information by reportable segment.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 – Segments (cont’d)

Segment loss is comprised of operating loss and does not include amortization, depreciation and certain other items.

A.	Segment information

	Three-month period ended March 31, 2023
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
Revenues	282	1,557	1,839
Segment loss	(11,756)	(1,858)	(13,614)
Amounts not allocated to segments:
Depreciation and amortization			(87)
Contingent consideration expense			(1,381)
Share-based compensation			(2,041)
Operating loss			(17,123)
Financial income, net			1,374
Loss before income tax expense			(15,749)

B.	Revenue by geographical region of the Company’s customers

	Three-month period ended March 31, 2023	Three-month period ended March 31, 2022
	USD thousands	USD thousands
Americas	830	344
APAC	27	11
EMEA	982	676
Total revenues	1,839	1,031

C.	Property and equipment, net, and operating lease right-of-use assets, by geographic region

	March 31, 2023	December 31, 2022
	USD thousands	USD thousands
United States	18	30
Israel	1,566	1,878
Europe	1,126	1,175
Total operating lease right-of-use assets, property and equipment, net	2,710	3,083

D.	Number of customers accounted for over 10% of the revenues

For the three-month period ended March 31, 2023, the Company had two customers that accounted for 17% and 23% respectively, of its revenues. For the three-month period ended March 31, 2022, the Company had two customers that accounted for 18% and 49% respectively, of its revenues.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 – Fair Value Measurement

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	March 31, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	USD thousands
Money Market funds(1)	795	—	—	447	—	—
U.S. Treasury securities(1)	3,239	—	—	4,197	—	—
Corporate bonds(1)	—	24,809	—	—	32,516	—
Commercial papers(1)	—	11,403	—	—	7,030	—
U.S. government agency securities(1)	—	15,716	—	—	9,399	—
Foreign bonds(1)	—	—	—	—	1,700	—
Contingent consideration(2)	—	—	(2,292)	—	—	(911)
Warrants for ordinary shares(3)	—	—	(160)	—	—	(155)
	4,034	51,928	(2,452)	4,644	50,645	(1,066)

(1)	The following table summarizes the composition of marketable securities as of March 31, 2023:

	March 31, 2023
	Amortized Cost	Unrealized Gain/Losses	Fair Value
	USD thousands
Money market funds	795	—	795
Available-for-sale debt securities
Corporate bonds	24,828	(19)	24,809
Commercial papers	11,403	—	11,403
U.S. government agency securities	15,708	8	15,716
U.S. Treasury securities	3,241	(2)	3,239
Total	55,180	(13)	55,167
	55,975	(13)	55,962

Accrued interest in an amount of $302 thousand is included in marketable securities on the consolidated balance sheets as of March 31, 2023.

The following table summarizes the fair value and amortized cost of the available-for-sale debt securities by contractual maturity as of March 31, 2023:

	March 31, 2023
	Amortized Cost	Fair Value
	USD thousands
Due within one year	41,116	41,088
Due after one year through two years	14,064	14,079
Total	55,180	55,167

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 – Fair Value Measurement (cont’d)

(2)	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a level 3 measurement within the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

USD thousands
Fair value as of January 1, 2023	911
Change in fair value	1,381
Fair value as of March 31, 2023	2,292

As of March 31, 2023, the Company evaluated the contingent consideration based on updated revenue growth assumptions, the Company’s ordinary shares fair value, and the probability of the merger with Urgently Inc., resulting with an increase in the liability for contingent consideration of $1,381 thousands during the three-month period ended March 31, 2023.

(3)
In connection with the recapitalization, on August 13, 2021, the Company issued 5,200,000 private warrants. Each warrant is exercisable for one fifteenth (1/15th) of one Ordinary Share. The warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. Refer to note 6.

Other financial instruments consist mainly of cash and cash equivalents, deposits, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values.

Note 5 – Share-Based Compensation

Share Options

A summary of the stock option activity is as follows:

	Number of Options	Weighted Average exercise price
Outstanding – Balance at January 1, 2023	535,737	$10.05
Forfeited	(15,987)	$9.60
Exercised	(64,923)	$0.90
Outstanding – Balance at March 31, 2023	454,827	$11.40

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 – Share-Based Compensation (cont’d)

Restricted Share Units (“RSU”)

A summary of RSU activity and related information under the Company’s equity incentive plan and the RSU award is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested Balance at January 1, 2023	704,350	$24.75
Granted*	9,091	$6.60
Vested	(85,742)	$37.95
Forfeited	(314,519)	$23.70
Unvested Balance at March 31, 2023	313,180	$21.60

*	The RSU awards generally vest over four years, with no exercise price.

The share-based compensation expenses by line item in the accompanying condensed consolidated statements of comprehensive loss is summarized as follows:

	Three-months period ended March 31 2023	Three-months period ended March 31 2022
	USD thousand	USD thousand
Cost of services	14	—
Research and development	314	519
Sales and marketing	825	665
General and administrative	888	1,013
	2,041	2,197

Note 6 – Warrants for Ordinary Shares

The Fair value of the Warrants:

	March 31 2023	December 31 2022
Value of warrant per share	$0.46	$0.45
Number of ordinary shares issuable upon exercise of warrants	346,667	346,667
Fair value of warrant liability (in USD thousand)	$160	$155

For the period ended March 31, 2023, the Company recorded a financial expense of $5 thousand to the condensed consolidated statements of comprehensive loss as part of the financial income, net, relating to the warrant’s fair value increased in the period.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 – Warrants for Ordinary Shares (cont’d)

The Black-Scholes assumptions used to value the private warrants are as follows:

	March 31 2023	December 31 2022
Volatility	87.9%	89.1%
Risk-free interest rate	3.69%	4.1%
Expected dividends	0.0%	0.0%
Expected life (in years)	3.37	3.62

Note 7 – Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Three-months period ended March 31 2023	Three-months period ended March 31 2022
	In USD thousands, except share data
Numerator:
Net loss	(15,775)	(14,102)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	9,495,046	8,850,445
Net loss per share attributable to ordinary shareholders, basic and diluted	(1.66)	(1.59)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company’s outstanding stock options and RSUs, as well as the warrants were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive.